Exhibit 99.5

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto chosen to supply Wal-Mart with responsibly produced jewellery
15 July 2008
Rio Tinto has been chosen by Wal-Mart, the world’s largest retailer, to provide gold and silver for fully traceable, responsibly-produced jewellery. The partnership is part of a Wal-Mart initiative to achieve 100 per cent traceability for all of the gold and silver jewellery sold at its stores.
Wal-Mart’s Love, Earth® jewellery collection will be produced with 100 per cent traceable gold and silver mined and manufactured based on industry-leading criteria. The project will initially focus on gold and silver jewellery using metal from Rio Tinto’s Kennecott Utah Copper (KUC) Bingham Canyon Mine in Utah. The jewellery will be sold at Wal-Mart stores and Sam’s Club locations, and online at walmart.com and samsclub.com. This partnership marks a shift in how Wal-Mart jewellery is produced and sold, and it will give customers the ability to trace their Love, Earth jewellery all the way back to the mine it came from by going online.
“We are impressed with Wal-Mart’s desire to become more sustainable and their efforts to proactively begin a relationship with us to help achieve their goals,” said Andrew Harding, President, Kennecott Utah Copper. “Companies like Rio Tinto and Wal-Mart have an opportunity to change the way products are manufactured and used to reduce impacts on the environment and local communities.”
“As the largest retailer of jewellery in the world, Wal-Mart is in a unique position to influence sustainable practices in the jewellery industry,” said Pam Mortensen, vice president and divisional merchandise manager for Wal-Mart. “With Love, Earth jewellery, we collaborated with partners like Rio Tinto who are at the forefront of sustainable business practices in the industry to bring an affordable and beautiful product to our customers.”
“Rio Tinto has shown real leadership and foresight in this groundbreaking jewellery initiative,” said Dr. Assheton Stewart Carter, Senior Director of Business Policies and Practices at Conservation International (CI). “We believe that these impressive efforts -on the part of Rio Tinto, Wal-Mart and its other partners — are a positive first step for creating a new industry standard.”
Rio Tinto has also been working with CI on other initiatives. In 2007, the two signed a relationship agreement to cover CI’s global level work on integrating biodiversity considerations into the company’s environmental management systems.
Other suppliers in the Wal-Mart responsible jewellery initiative are Newmont Mining Corporation, a gold manufacturer headquartered in Denver, Colorado, and Aurafin, a Florida-based jewellery manufacturer.
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Rio Tinto is committed to contributing to sustainable development, not just because it is the right, responsible and ethical approach to managing the earth’s natural resources and to safeguarding the health of the planet for future generations, but because it also makes sound business sense.
By earning a good reputation for care of the environment and contribution to social improvement and the economic conditions of local communities within a strong governance structure, Rio Tinto can gain improved access to land, people and capital, the three critical resources on which the company’s business success is built.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the United Kingdom, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa, www.riotinto.com
About Kennecott Utah Copper
As the second largest copper producer in the United States, Kennecott Utah Copper provides about 13 per cent of the US’s copper needs. Kennecott’s Bingham Canyon Mine is the largest man-made excavation in the world. It has produced more copper ore, 18.1 million tons, than any mine in the world. Every year, Kennecott produces approximately 300,000 tons of copper, along with 500,000 ounces of gold, 4 million ounces of silver, about 30 million pounds of molybdenum, and about 1 million tons of sulfuric acid, a byproduct of the smelting process. Rio Tinto purchased Kennecott Utah Copper in 1989 and has invested about $2 billion in the modernization of KUC’s operations. KUCC has also spent more than $350 million on the cleanup of historic mining waste and $100 million on groundwater cleanup. KUC employs 1,800 people and hundreds of contractors. www.kennecott.com
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
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Nick Cobban	Amanda Buckley
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Kyle Bennett
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Nigel Jones	Dave Skinner
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David Ovington	Simon Ellinor
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Investor Relations, North America
Jason Combes
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Email: questions@riotinto.com

Website: www.riotinto.com
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